[redacted]

10026569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

SEC FILE NUMBER
8- 68107

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/16/08 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XZERTA TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 PENN PLAZA, 23RD FLOOR
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Motch (212) 231-9050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TABRIZTCHI & CO., CPA, P.C.
(Name – *if individual, state last, first, middle name*)

7 TWELFTH STREET	GARDEN CITY	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ARTHUR MOTCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XZERTA TRADING, LLC, as of FEBRUARY 26, 2010, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature: arthur motch

Title: CFO

Notary Public: Clara Sierra

CLARA SIERRA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SI6208623
Qualified in New York County
My Commission Expires 7-6-2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XZERTA TRADING, LLC

FINANCIAL STATEMENTS
(A Development Stage Enterprise)

FOR THE PERIOD FROM OCTOBER 16, 2008 (INCEPTION) TO DECEMBER 31, 2009

XZERTA TRADING, LLC
(A Development Stage Enterprise)
FINANCIAL STATEMENTS
FOR THE PERIOD FROM OCTOBER 16, 2008 (INCEPTION)
TO DECEMBER 31, 2009

TABLE OF CONTENTS

TABRIZTCHI & CO., CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Member of AICPA

Registered with PCAOB

Independent Auditor's Report

The Audit Committee
Xzerta Trading, LLC
New York, NY

We have audited the accompanying statement of financial condition of of Xzerta Trading, LLC (a developmentstage enterprise), (the Company) as of December 31, 2009, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the for the period from October 16, 2008 (inception) to December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of of Xzerta Trading, LLC (a development stage enterprise) as of December 31, 2009, and the results of its operations and its cash flows for the flows for the period from October 16, 2008 (inception) to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tabriztchi & Co., CPA, P.C.

Garden City, New York
February 22, 2010

7 Twelfth Street Garden City, NY 11530 • Tel: 516-746-4200 • Fax: 516-746-7900
Email:Info@Tabrizcpa.com • www.Tabrizcpa.com

XZERTA TRADING, LLC
(A Development Stage Enterprise)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Current assets	
Cash	$ 471,408
Prepaid insurance	3,528
Total current assets	474,936
Total assets	$ 474,936
Current liabilities	
Accounts payable-related party	$ 25,517
Total current liabilities	25,517
Total liabilities	25,517
Member's equity	449,419
Total liabilities and member's equity	$ 474,936

The accompanying notes are an integral part of the financial statements.

XZERTA TRADING, LLC
(A Development Stage Enterprise)
STATEMENT OF INCOME
FOR THE PERIOD FROM OCTOBER 16, 2008 (INCEPTION) TO DECEMBER 31, 2009

Revenues:	
Interest revenue	$ 2,153
Total revenue	2,153
Expenses:	
Salaries	11,722
Rent	7,061
Professional fees	2,500
Regulatory fees	710
Insurance	706
Bank charges	35
Total expenses	22,734
Net loss	$ (20,581)

The accompanying notes are an integral part of the financial statements.

XZERTA TRADING, LLC
(A Development Stage Enterprise)
STATEMENT OF MEMBERS' EQUITY
FOR THE PERIOD FROM OCTOBER 16, 2008 (INCEPTION) TO DECEMBER 31, 2009

	Member Contribution	Accumulated Deficit	Total
Member equity at October 16, 2008	$ -	$ -	$ -
Contributions	470,000	-	470,000
Net loss	-	(20,581)	(20,581)
Member equity at December 31, 2009	$ 470,000	$ (20,581)	$ 449,419

The accompanying notes are an integral part of the financial statements.

XZERTA TRADING, LLC
(A Development Stage Enterprise)
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE PERIOD FROM OCTOBER 16, 2008 (INCEPTION) TO DECEMBER 31, 2009

Balance, beginning of year	$	-
Increases		-
Decreases		-
Balance, end of year	$	-

The accompanying notes are an integral part of the financial statements.

XZERTA TRADING, LLC
(A Development Stage Enterprise)
STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM OCTOBER 16, 2008 (INCEPTION) TO DECEMBER 31, 2009

Cash flows from operating activities:	
Net income	$ (20,581)
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in current assets and liabilities	
Accounts payable	25,517
Prepaid insurance	(3,528)
Net cash provided by operating activities	1,408
Cash flows from investing activities	-
Cash flows from financing activities	
Proceeds from Members' contributions	470,000
Net cash provided by financing activities	470,000
Net change in cash and cash equivalents	
Cash and cash equivalents October 16, 2008	471,408
Cash and cash equivalents December 31, 2009	$ 471,408
Supplemental disclosure of cash flow data:	
Cash paid during the year for interest	$ -
Cash paid during the year for taxes	$ -

The accompanying notes are an integral part of the financial statements.

XZERTA TRADING, LLC
(A Development Stage Enterprise)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD FROM OCTOBER 16, 2008 (INCEPTION) TO DECEMBER 31, 2009

NOTE 1 - Description of Business

Founded on October 16, 2008, Xzerta Trading, LLC ("the Company"), a New York limited liability company (LLC), was created to conduct business as a broker-dealer in the United States of America. The Company is headquartered in New York, NY and currently has no branch offices. The Company is a sole member LLC.

The Company is in the development stage and the efforts through December 31, 2009 have been devoted to organizational activities. As of December 31, 2009, the company had not engaged in any broker-dealer activities, and was seeking federal and state registration necessary to conduct such activities.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates

Management is required to make estimates and assumptions to prepare financial statements in conformity with U.S. generally accepted accounting principles (*"GAAP"*). Management's estimates and assumptions materially affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are stated at market value. Cash equivalents include only securities having a maturity of three months or less at the time of purchase.

Statement of Cash Flows

For purposes of reporting on the statement of cash flows, cash and cash equivalents include cash and interest bearing deposits with original maturity of three months or less.

Equipment

Equipment is stated at cost, less accumulated depreciation. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line method.

Income Taxes

The Company as an LLC has elected not be taxed as an entity. All profits and losses of the Company pass through to the sole member.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. The established hierarchy for inputs used, in measuring fair value, maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company's judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 – Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, which utilize the Company's estimates and assumptions.

If the volume and level of activity for an asset or liability have significantly decreased, the Company will still evaluate the fair value estimate as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

As of December 31, 2009, the Company had no assets or liabilities utilizing Level 2 or Level 3 inputs.

Recently Issued Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (FASB) issued the "Accounting Standards Update ("ASU") 2009-13 Multiple Deliverable Revenue Arrangements a

consensus of EITF" (formerly topic 08-1) an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update also will replace the term "fair value" in the revenue allocation guidance with the term "selling price" in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable's selling price. The update will be effective for revenue arrangements entered into or modified in fiscal year beginning on or after June 15, 2010 with earlier adoption permitted. The adoption of this standard is not expected to have material impact on the Company's financial statements.

In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, "Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value". This ASU provides amendments for fair value measurements of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. ASU 2009-05 also clarifies that when estimating a fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. ASU 2009-05 is effective for the periods beginning on October 1, 2009. The adoption of this standard is not expected to have material impact on the Company's financial statements.

NOTE 3 - Cash

The company maintains cash balances at one bank. Accounts at this institution are insured by the Federal Deposit Insurance Corporation for balances up to $250,000. As of December 31, 2009, cash balances held in all bank accounts were more than federally insured limits. The carrying value of cash and cash held at banking institutions was $471,408.

NOTE 4 – Accounts Payable - Related Party

On November 18, 2009, the Company entered into a "*Services and Expense Agreement*" with Xzerta, LLC, a Delaware limited liability company, and related entity. Under the Agreement, Xzerta LLC ("the Vendor") agreed to provide and pay for staffing, rent, insurance, etc, and bill the Company in arrears for these expenses.

As of December 31, 2009, the amounts due to the Vendor were as follows:

Salaries	$ 11,722
Rent	7,061
Professional fees	2,500
Fidelity bond	$ 4,234
Total	$ 25,517

NOTE 5 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15(c) 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009 the Company had net capital of $449,419 which was $349,419 in excess of its minimum dollar net capital requirement of $100,000.

NOTE 6 – Commitments and Contingencies

Off Balance Sheet Risk

Pursuant to a clearing agreement dated November 27, 2009 with Wedbush Morgan Securities, Inc ("the Clearing Broker"), the Company will introduce all of its securities transaction to the Clearing Broker on a fully disclosed basis. All of the customers' money balances and long and short securities positions will be carried on the books of the Clearing Broker. In accordance with the clearing agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker will monitor collateral on customers' accounts. In addition, the receivable from the Clearing Broker, if any, is pursuant to the clearing agreement.

Leases

On October 29, 2009, the Company entered into a two (2) month lease agreement with Regus PLC for office space at 5 Penn Plaza, New York, New York at a monthly rate of $1,690. Currently, the Company is leasing its office space on a month-to-month basis and has no minimum future payments under non-cancellable lease obligations.

NOTE 7 – Subsequent Events

In February 2010, the Company entered into a Contribution Agreement with Xzerta Holdings, LLC and Auriga Special Holdings, LLC. Pursuant to the Agreement, the LLC membership interests in the Company are now owned 62.5% by Auriga Special Holdings, LLC and 37.5% by Xzerta Holdings LLC.

XZERTA TRADING, LLC
(A Development Stage Enterprise)
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15(C) 3-3
AS OF DECEMBER 31, 2009

Schedule 1

Total member's equity	$	449,419
Liabilities subordinated to claims of general creditors allowable in the computation of net capital		-
Total capital and allowable subordinated liabilities		449,419
Less:		
Non-allowable assets		(3,528)
Net capital before haircuts		445,891
Less:		
Haircuts on securities		-
Net capital		445,891
Less:		
Greater of 6 2/3% of aggregate indebtedness or $100,000		100,000
Net capital in excess of requirements	$	345,891
Aggregate indebtedness	$	25,517
Net capital	$	345,891
Ratio of aggregate indebtedness to net capital		7.38%

See independent auditors' report.

XZERTA TRADING, LLC
(A Development Stage Enterprise)
SUPPLEMENTAL SCHEDULE OF COMPUTATION DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15(C) 3-3
AS OF DECEMBER 31, 2009

Schedule 2

The Company is exempt from the computation for the determination of reserve requirements in that all customer transactions are cleared through Wedbush Morgan Securities, Inc., on a fully disclosed basis.

See independent auditors' report.

XZERTA TRADING, LLC
(A Development Stage Enterprise)
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15(C) 3-3
AS OF DECEMBER 31, 2009

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control and that procedures set up for safeguarding securities are adequate.

See independent auditors' report.

XZERTA TRADING, LLC
(A Development Stage Enterprise)
SUPPLEMENTAL SCHEDULE OF RECNCILIAION OF
NET CAPITAL RULE 15(C) 3-3
PURSUANT TO RULE 17A-5(D) (4)
AS OF DECEMBER 31, 2009

Schedule 4

There were no material adjustments from the initial fourth quarter Focus Part IIA report as filed.

See independent auditors' report.

TABRIZTCHI & CO., CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of AICPA

Registered with PCAOB

INDEPENDENT AUDITORS' REPORT
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

The Audit Committee
XZERTA Trading, LLC
5 Penn Plaza, 23rd Floor
New York, New York 10001

In planning and performing our audit of the financial statements of XZERTA Trading, LLC (a development stage enterprise) for the period October 16, 2008 (inception) to December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accoringly, we do not express and opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governers of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

7 Twelfth Street Garden City, NY 11530 ♦ Tel: 516-746-4200 ♦ Fax: 516-746-7900
Email:Info@Tabrizcpa.com ♦ www.Tabrizcpa.com

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management of employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less servere that a material weakness, yet important enough to merit attention be those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financisl statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tabriztchi & Co., CPA, PC

February 22, 2010
Garden City, NY

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Xzerta Trading, LLC
5 Penn Plaza, 23rd Floor
New York, New York 10001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( )

______________ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 150

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 150

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 150

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Xzerta Trading, LLC
(Name of Corporation, Partnership or other organization)

Arthur Mitch [signature]
(Authorized Signature)

CFO
(Title)

Dated the 2 day of Feb., 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 930
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	930
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	930
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	930
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 150.00 (to page 1 but not less than $150 minimum)

TABRIZTCHI & CO., CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of AICPA

Registered with PCAOB

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Audit Committee
XZERTA Trading, LLC
5 Penn Plaza, 23rd Floor
New York, New York 10001

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009 which were agreed to by XZERTA Trading, LLC (a development stage enterprise) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and solely to assist you and the other specified parties in evaluating XZERTA Trading, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). XZERTA Trading, LLC.'s management is responsible for the XZERTA Trading, LLC.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the period beginning October 16, 2008 (inception) to December 31, 2009 less revenues reported on the FOCUS reports for the period from October 16, 2008 (inception) to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tabriztchi & Co., CPA, P.C

February 22, 2010

7 Twelfth Street Garden City, NY 11530 ♦ Tel: 516-746-4200 ♦ Fax: 516-746-7900
Email:Info@Tabrizcpa.com ♦ www.Tabrizcpa.com